SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
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                                 SCHEDULE 13G
                  Under the Securities Exchange Act of 1934
                             (Amendment No. 1)*

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                              SP Plus Corporation
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   78469C103
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                                 (CUSIP Number)

                                  May 20, 2024
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           (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

   [X] Rule 13d-1(b)

   [ ] Rule 13d-1(c)

   [ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of that Act but shall be subject to all other provisions of the Act (however, see the Notes).

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====================
CUSIP No. 78469C103                   13G
====================

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    1    NAMES OF REPORTING PERSONS  Alpine Associates Management Inc.
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    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (A) [ ]
                                                           (B) [X]
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    3    SEC USE ONLY
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    4    CITIZENSHIP OR PLACE OF ORGANIZATION  Delaware
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                   5    SOLE VOTING POWER           None
NUMBER OF SHARES  ----------------------------------------------------------
  BENEFICIALLY     6    SHARED VOTING POWER         None
    OWNED BY      ----------------------------------------------------------
 EACH REPORTING    7    SOLE DISPOSITIVE POWER      None
   PERSON WITH:   ----------------------------------------------------------
                   8    SHARED DISPOSITIVE POWER    None
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    9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         EACH REPORTING PERSON   None
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    10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)          [ ]
         EXCLUDES CERTAIN SHARES (See Instructions)
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    11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)     0.00%
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    12   TYPE OF REPORTING PERSON  IA
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Item 1(a) Name of Issuer:

SP Plus Corporation

Item 1(b) Address of Issuer's Principal Executive Offices:

200 E. Randolph Street, Suite 7700
Chicago, IL  60601-7702

Item 2(a) Name of Person Filing:

Alpine Associates Management Inc.

Item 2(b) Address of Principal Business Office:

249 Royal Palm Way, Suite 400
Palm Beach, FL  33480

Item 2(c) Citizenship:

Delaware

Item 2(d) Title of Class of Securities:

Common Stock

Item 2(e) CUSIP Number:

78469C103

Item 3

If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under Section 15 of the Act;

(b) [ ] Bank as defined in Section 3(a)(6) of the Act;

(c) [ ] Insurance company as defined in Section 3(a)(19) of the Act;

(d) [ ] Investment company registered under Section 8 of the Investment
                         Company Act of 1940

(e) [X] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with
                         Rule 13d-1(b)(1)ii)(F);

(g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1(ii)(G);

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

(j) [ ] A non-U.S. institution in accordance with Rule 240.13d-
1(b)(1)(ii)(J);

(k) [ ] Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-
1(b)(1)(ii)(J), please specify the type of institution: __________

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Item 4    Ownership

    (a)   Amount beneficially owned:  None

    (b)   Percent of class:  0.00%

    (c)   Number of shares to which such person has:

          (i)   Sole power to vote or direct the vote: None

          (ii)  Shared power to vote or direct the vote:  None

          (iii) Sole power to dispose or direct disposition of:
                None

          (iv)  Shared power to dispose or direct disposition of:  None


Item 5    Ownership of 5% or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X].

Item 6    Ownership of More than 5% on Behalf of Another Person

Not applicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable

Item 8    Identification and Classification of Members of the Group

Not applicable

Item 9    Notice of Dissolution of Group

Not applicable

Item 10   Certification

By signing the below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 20, 2024

/s/ Todd Mason
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Todd Mason
Chief Operating Officer, Alpine Associates Management Inc.